17009956

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2017 15 REGISTRATIONS BRANCH

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 24971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAPORT SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THEODORE P. WEISBERG (212) 482-8689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

[XX] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE P. WEISBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEAPORT SECURITIES CORPORATION, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

February 28, 2017

Notary Public

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires April 16 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Shareholders' Equity	5
Notes to Financial Statements	6-9
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	10
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5 (d) (4) (Schedule 2)	11
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule 3)	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule 4)	13
Report of Independent Registered Public Accounting Firm for Exemption Report Review Under Rule 15c3-3	14
Exemption Report Pursuant to Rule 15c3-3	15
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	16
Supplemental Report-SIPC Schedule of Assessment and Payments	17

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Seaport Securities Corporation

We have audited the accompanying statement of financial condition of Seaport Securities Corporation as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Seaport Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaport Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules number "1" through "4" have been subjected to audit procedures performed in conjunction with the audit of Seaport Securities Corporation's financial statements. The supplemental information is the responsibility of Seaport Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 24, 2017

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$3,204,410
Money market funds	3,134,464
Marketable securities	1,639,565
Cash-restricted	250,000
Accrued commissions receivable	50,097
Prepaid expense and other receivables	29,758
TOTAL ASSETS	$8,308,294

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 44,151
Deferred taxes payable	42,843
TOTAL LIABILITIES	86,994
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	14,400
Retained earnings	8,286,243
Less: common shares held in treasury	(79,443)
TOTAL SHAREHOLDERS' EQUITY	8,221,300
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,308,294

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 350,316
Dividend and interest income	148,773
Gain on investment securities	150,182
Fee income	157,995
Floor brokerage income	111
Total revenues	807,377
EXPENSES	
Employee compensation	221,914
Commission expenses	150,128
Rent	120,235
Clearance charges	59,117
Professional and registration fees	54,549
Office expense	37,739
Insurance	28,642
Tickers and quotation service	22,074
Payroll taxes	15,242
Travel and entertainment	14,085
Advertising	7,036
Telephone	7,021
Miscellaneous	9,502
Total expenses	747,284
NET INCOME BEFORE PROVISION FOR INCOME TAXES	60,093
INCOME TAX EXPENSE	300
NET INCOME	$ 59,793

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 59,793
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investment securities	(150,182)
Changes in assets and liabilities:	
Decrease in money market funds	530,446
Decrease in prepaid expenses	292
Increase in accrued commission receivable	(7,574)
Increase in restricted cash	(250,000)
Increase in accounts payable and accrued expenses	16,951
Total adjustments	139,933
Net cash provided by operating activities	199,726
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(410,000)
NET DECREASE IN CASH	(210,274)
CASH – January 1, 2016	3,414,684
CASH – December 31, 2016	$ 3,204,410

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2016

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances					
January 1, 2016	$100	$14,400	$(79,443)	$8,636,450	$8,571,507
Net income	-	-	-	59,793	59,793
Distributions	-	-	-	(410,000)	(410,000)
Balances December 31, 2016	$100	$14,400	$(79,443)	$8,286,243	$8,221,300

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Money market funds are valued at fair market value.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising:
The company charges the cost of media advertising to operations in the period that the expense is incurred.

Subsequent Events:
The Company has evaluated subsequent events through February 24, 2017, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2016. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. CASH-RESTRICTED

Cash of $250,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $300.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2016, the Company's net capital exceeds such capital requirements by $7,191,248 and the ratio of aggregate indebtedness to net capital is .0119 to 1.

7. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements. The Company's income tax returns for 2013, 2014 and 2015 are subject to examination by tax authorities, generally for three years after they were filed.

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2016:

	Current	Deferred	Total
State and local tax expense	$300	$0	$300
	$300	$0	$300

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

8. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2016, the Company did not make a contribution to the pension plan.

9. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

10. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased on a month to month basis. Rent expense is $120,235 for the year ended December 31, 2016, which includes utilities and real estate tax.

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2016

Schedule "1"

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$8,221,300
Less: Nonallowable assets:	
Prepaid expenses and other receivables	(29,758)
TENTATIVE NET CAPITAL	8,191,542
Capital charge on investment securities	(776,932)
Capital charge on undue concentration	(123,362)
NET CAPITAL	7,291,248
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$7,191,248
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 86,994
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 5,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0119 to 1

SEAPORT SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2016

Schedule "2"

Net Capital, per Form X-17a-3 as of December 31, 2016, unaudited	$7,291,248
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$7,291,248

SEAPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2016.

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2016.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EXEMPTION REPORT UNDER RULE 15C3-3

To Board of Directors
Seaport Securities Corporation
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Seaport Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seaport Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Seaport Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Seaport Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 24, 2017

SEAPORT SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2016

Seaport Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Seaport Securities Corporation

I, Theodore P. Weisberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

February 24, 2017

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Seaport Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Seaport Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seaport Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Seaport Securities Corporation's management is responsible for Seaport Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.
New York, NY
February 24, 2017

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS FOR THE YEAR ENDED DECEMBER 31, 2016

Total revenue	$ 807,377
Deductions:	
Gain on investment securities	(150,182)
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(62,240)
Total revenue, subject to assessment	594,955
Computation of assessment:	
For the year ended December 31, 2016 @.0025	$ 1,487
Less: Payments	
July 2016	(638)
Balance Due	$ 849